Exhibit 99.5

Grant Thornton LLP
December 1, 2021		Suite 501
201 City Centre Drive
Mississauga, ON
To:	Alberta Securities Commission British Columbia Securities Commission Manitoba Securities Commission Ontario Securities Commission	L5B 2T4
T +1 416 366 0100
F +1 905 804 0509
www.GrantThornton.ca

Dear Sirs/Mesdames:

Re:	Skylight Health Group Inc. (formerly CB2 Technologies Inc.)

We refer to the prospectus supplement to the short form base shelf prospectus of Skylight Health Group Inc. (formerly CB2 Insights Inc.) (the “Company”) dated December 1, 2021 relating to the sale and issue of Series A Cumulative Redeemable Perpetual Preferred Shares in the capital of the Company.

We consent to being named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 19, 2021 to the shareholders of the Company on the following financial statements:

Consolidated statements of financial position for the years ended December 31, 2020 and 2019;

Consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended; and

Notes to the consolidated financial statements, including a summary of significant accounting policies.

We report that we have read the prospectus supplement to the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CICA Handbook – Assurance.

Yours sincerely,

Grant Thornton LLP

/s/ Grant Thornton LLP

Chartered Professional Accountants

Licensed Public Accountants

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd